FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

November 1, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 1, 2007, - Toronto, Ontario - Grandview Gold Inc., (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") as joint venture operator pursuant to its agreement with Mill City Gold Corp is very pleased to announce excellent assay results on two additional holes drilled to test structural zones within the NI 43-101 compliant drill inferred 1.426 million ounce resource area on the Company’s 28 square-mile Pony Creek/Elliot Dome Property (the “Property”) on the Carlin Trend in north central Nevada. Hole PC-07-19 returned significant gold values, including 9.49 g/tonne over 9.2 m (0.277 opt over 30 ft), 5.90 g/tonne over 16.8 m ( 0.172 opt over 55 ft), within an overall interval that graded 2.59 g/tonne over 42.7 m (0.075 opt over 140 ft). PC-07-20 returned significant gold grades of 1.33 g/tonne (0.039 opt) over 47.2 m (155 ft), including 2.21 g/tonne (0.064 opt) over 24.4 m (80 ft) and 4.12 g/tonne (0.120 opt) over 6.1 m (20 ft).

Hole PC-07-19 and PC-07-20 in Pony Creek South were drilled from the same drill pad as PC-07-16 to test for a northern and southern extensions respectively to the mineralization intersected by PC-07-16 (2.18 g/tonne gold over 36.6 m, previously reported) and to test new interpretation of structural controls on mineralization in and around the PC-20 zone. The PC-20 zone refers to a target area within the inferred resource area, first drilled by Newmont Mining Corp (“Newmont”) in 1981. Results from PC-07-16 and PC-07-19 and PC-07-20 appear to confirm Grandview geologists’ new interpretation of a north-south structural control on mineralization in the inferred resource area.

A 1.426 million ounce drill inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and can be reviewed at www.sedar.com.

PC-07-19 and PC-07-20’s off-set locations and target depths were calculated by Grandview geologists by incorporating geological data with assays from PC-07-16, PC-06-06 drilled by the Company in 2006, PC-05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont in 1981. Significant assays from PC-07-16, PC-06-06 and PC-05-02 are included for chronological reference in Table 2 below. For details of PC-07-16 see Grandview news release dated October 10, 2007. For details of PC-06-06 and PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

Grandview Gold Inc.

PC-07-19 intersected mineralization approximately 25 m (80 ft) north of PC-07-16 and 40 m (130 ft) west of mineralization in the PC-05-02 area. PC-07-20 extended this mineralized zone approximately 25 m (80 ft) to the south and the zone appears to be open in both directions. Mineralization is hosted within a calcareous sandstone immediately below the Pony Creek Rhyolite and shows approximate north-south structural control. Results from these holes are important as they intersect areas within the resource area that appear to have been inadequately tested by previous drilling.

Grandview President and CEO Paul Sarjeant, B.Sc.,P.Geo and Chairman Dr. Michael Hitch, M.Sc, Ph.D, P.Geo visited the property earlier this month to review the drill program with Company geologists in the field. When they left Nevada, the drill was turning on PC-07-20. “Of course we are extremely pleased with the results from both holes as they appear to confirm our new interpretation of the mineralization and a parallel structure to PC-20. Many of the holes drilled in this area were vertical and so would not have properly tested the mineralization.” says Sarjeant. “It is important to understand that, while there have been previous operators and previous drilling (at the Property), it wasn’t until this drilling season that all existing data was compiled and we achieved the continuity which has been fundamental to the Company’s progress this year at Pony Creek.”

“It goes without saying that, even though we still have important assays pending, 2007 has been a great year for our Nevada program. And, though our corporate culture is conservative by and large, our expectations for 2008 run particularly high as we now have a number of targets within the resource area that warrant follow-up drilling” concludes Sarjeant.

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver. Pending assays will be reported once they are received and reviewed by project staff.

About the Carlin Trend
The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD$58 billion at today's prices. More than 100 million ounces gold of proven and probable reserves worth over USD$78 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/

About Pony Creek/Elliott Dome
Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property. The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 4.5 million ounce (USD$3.5 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$3.9 billion) Rain/Emigrant Springs.

Exploration Status
Not-with-standing the review and interpretation of the remaining off-set hole assays, the Company has completed its 2007, 3,910.6 m (12,830 ft) drill program on the Property over the

Grandview Gold Inc.

Pony Creek South, Pony Creek West and Red Rock target areas. Company geologists are eager to review the results of the 2007 exploration and drilling programs and, over the winter months, work towards creating a 3-D model to help delineate structure and target future drilling in preparation for the 2008 exploration season. In the Rice Lake District, the Company has commenced diamond drilling on the Angelina project near the Rice Lake Gold Project. Grandview geologists are preparing for a return to the Red Lake District to diamond drill on the Sanshaw-Bonanza property, contiguous to the Goldcorp/Premier Rahill-Bonanza property, as soon as possible in the new year.

Item 5.	Full Description of Material Change

November 1, 2007, - Toronto, Ontario - Grandview Gold Inc., (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") as joint venture operator pursuant to its agreement with Mill City Gold Corp is very pleased to announce excellent assay results on two additional holes drilled to test structural zones within the NI 43-101 compliant drill inferred 1.426 million ounce resource area on the Company’s 28 square-mile Pony Creek/Elliot Dome Property (the “Property”) on the Carlin Trend in north central Nevada. Hole PC-07-19 returned significant gold values, including 9.49 g/tonne over 9.2 m (0.277 opt over 30 ft), 5.90 g/tonne over 16.8 m ( 0.172 opt over 55 ft), within an overall interval that graded 2.59 g/tonne over 42.7 m (0.075 opt over 140 ft). PC-07-20 returned significant gold grades of 1.33 g/tonne (0.039 opt) over 47.2 m (155 ft), including 2.21 g/tonne (0.064 opt) over 24.4 m (80 ft) and 4.12 g/tonne (0.120 opt) over 6.1 m (20 ft).

Hole PC-07-19 and PC-07-20 in Pony Creek South were drilled from the same drill pad as PC-07-16 to test for a northern and southern extensions respectively to the mineralization intersected by PC-07-16 (2.18 g/tonne gold over 36.6 m, previously reported) and to test new interpretation of structural controls on mineralization in and around the PC-20 zone. The PC-20 zone refers to a target area within the inferred resource area, first drilled by Newmont Mining Corp (“Newmont”) in 1981. Results from PC-07-16 and PC-07-19 and PC-07-20 appear to confirm Grandview geologists’ new interpretation of a north-south structural control on mineralization in the inferred resource area.

Table 1. Significant Assay Results from PC-07-19 and PC-07-20

DDH#	From m (ft)	To m (ft)	Length m (ft) †	Au g/tonne (opt)
PC-07-19	111.2 (365)	153.9 (505)	42.7 (140)	2.59 (0.075)
incl	123.4 (405)	140.2 (460)	16.8 (55)	5.90 (0.172)
incl	123.4 (405)	132.6 (435)	9.2 (30)	9.49 (0.277)
incl	123.4 (405)	125.0 (410)	1.6 (5)	13.45 (0.392)

PC-07-20	126.5 (415)	173.7 (570)	47.2 (155)	1.33 (0.039)
incl	131.1 (430)	155.5 (510)	24.4 (80)	2.21 (0.064)
incl	135.6 (445)	141.7 (465)	6.1 (20)	4.12 (0.120)
incl	152.4 (500)	155.4 (510)	3.0 (10)	4.39 (0.128)

†Drill hole intercept length should not be assumed to be true thicknesses.

A 1.426 million ounce drill inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and can be reviewed at www.sedar.com.

Grandview Gold Inc.

PC-07-19 and PC-07-20’s off-set locations and target depths were calculated by Grandview geologists by incorporating geological data with assays from PC-07-16, PC-06-06 drilled by the Company in 2006, PC-05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont in 1981. Significant assays from PC-07-16, PC-06-06 and PC-05-02 are included for chronological reference in Table 2 below. For details of PC-07-16 see Grandview news release dated October 10, 2007. For details of PC-06-06 and PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

Table 2. Chronology of Significant Assays: Relevant Historic Holes within the PC-20 Zone
DDH#	From m (ft)	To m (ft)	Length m (ft) †	Au g/tonne (opt)
PC-07-16* GVX 2007	128.0 (420)	164.6 (540)	36.6 (120)	2.18 (0.064)
incl	128.0 (420)	134.1 (440)	6.1 (20)	3.18 (0.093)
incl	152.4 (500)	164.6 (540)	12.2 (40)	3.29 (0.096)
incl	153.9 (505)	155.5 (510)	1.5 (5)	10.05 (0.293)
PC-06-06* GVX 2006	100.6 (330)	109.7 (360)	9.1 (30)	2.72 (0.079)
incl*	100.6 (330)	112.5 (340)	3.05 (10)	5.36 (0.156)
PC-05-02* GVX 2005	120.4 (395)	137.2 (450)	16.8 (55)	5.10 (0.149)
incl*	126.5 (415)	129.5 (425)	3.05 (10)	12.50 (0.365)
PC-20* Newmont 1981	123.4 (405)	157.0 (515)	33.5 (110)	5.73 (0.167)
incl*	125.0 (410)	132.6 (435)	7.6 (25)	5.66 (0.165)
incl*	134.1 (440)	141.7 (465)	7.6 (25)	15.43 (0.450)

*Previously reported.
†Drill hole intercept length should not be assumed to be true thicknesses.

PC-07-19 intersected mineralization approximately 25 m (80 ft) north of PC-07-16 and 40 m (130 ft) west of mineralization in the PC-05-02 area. PC-07-20 extended this mineralized zone approximately 25 m (80 ft) to the south and the zone appears to be open in both directions. Mineralization is hosted within a calcareous sandstone immediately below the Pony Creek Rhyolite and shows approximate north-south structural control. Results from these holes are important as they intersect areas within the resource area that appear to have been inadequately tested by previous drilling.

Grandview President and CEO Paul Sarjeant, B.Sc.,P.Geo and Chairman Dr. Michael Hitch, M.Sc, Ph.D, P.Geo visited the property earlier this month to review the drill program with Company geologists in the field. When they left Nevada, the drill was turning on PC-07-20. “Of course we are extremely pleased with the results from both holes as they appear to confirm our new interpretation of the mineralization and a parallel structure to PC-20. Many of the holes drilled in this area were vertical and so would not have properly tested the mineralization.” says Sarjeant. “It is important to understand that, while there have been previous operators and previous drilling (at the Property), it wasn’t until this drilling season that all existing data was compiled and we achieved the continuity which has been fundamental to the Company’s progress this year at Pony Creek.”

“It goes without saying that, even though we still have important assays pending, 2007 has been a great year for our Nevada program. And, though our corporate culture is conservative by and large, our expectations for 2008 run particularly high as we now have a

Grandview Gold Inc.

number of targets within the resource area that warrant follow-up drilling” concludes Sarjeant.

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver. Pending assays will be reported once they are received and reviewed by project staff.

About the Carlin Trend
The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD$58 billion at today's prices. More than 100 million ounces gold of proven and probable reserves worth over USD$78 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/

About Pony Creek/Elliott Dome
Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property. The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 4.5 million ounce (USD$3.5 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$3.9 billion) Rain/Emigrant Springs.

Exploration Status
Not-with-standing the review and interpretation of the remaining off-set hole assays, the Company has completed its 2007, 3,910.6 m (12,830 ft) drill program on the Property over the Pony Creek South, Pony Creek West and Red Rock target areas. Company geologists are eager to review the results of the 2007 exploration and drilling programs and, over the winter months, work towards creating a 3-D model to help delineate structure and target future drilling in preparation for the 2008 exploration season. In the Rice Lake District, the Company has commenced diamond drilling on the Angelina project near the Rice Lake Gold Project. Grandview geologists are preparing for a return to the Red Lake District to diamond drill on the Sanshaw-Bonanza property, contiguous to the Goldcorp/Premier Rahill-Bonanza property, as soon as possible in the new year.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant Phone:
(416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 1st day of November 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.